

November 18, 2010

Ms. Debbra L. Schoneman
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

     Re: **Piper Jaffray Companies**
            Form 10-K for the year ended December 31, 2009
            Filed February 26, 2010
            Proxy Statement on Schedule 14A
            Filed March 15, 2010
            File No. 001-31720

Dear Ms. Schoneman:

      We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            Daniel L. Gordon
            Branch Chief